FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   September 2007

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: September 19, 2007	/s/ Ron Little Name: Ron Little Title: Chief Executive Officer

For Immediate Release September 19, 2007

Essakane Resources Increase by 18%

Indicated Resources within a $650 Shell increase by 600koz to 3.8Moz

Orezone Resources Inc. (OZN: TSX, AMEX) is pleased to announce an increase in the NI 43-101 compliant gold resources of the Essakane Main Zone “EMZ” in Burkina Faso, West Africa. The updated mineral resource estimate has been submitted to Orezone by Gold Fields Essakane Limited (BVI) (“Gold Fields”), a subsidiary of Gold Fields Limited and the holder of a 60% equity interest in the Essakane Project. Based on a 0.5g/t cutoff grade, the total Indicated resources in the EMZ now amount to 4.0Moz gold contained in 78.4Mt at an average grade of 1.58g/t (see Table 1). This represents an increase of 18% from the previous estimate of 3.4Moz announced in April 2007. Inferred resources have increased by 200,000oz. The 1.3Moz of Inferred resources are located below the Indicated resources in the geological model and are expected to convert to the Indicated resource category with infill drilling.

Indicated resources reporting within a US$650/oz mine shell are shown in Table 2. The constrained Indicated resource estimate has increased by 600,000oz to 3.8Moz at a 0.5g/t cutoff where almost all of the total 4.0Moz of Indicated mineral resources reports within a US$650/oz mine shell.

These updated mineral resource estimates contain additional drilling and also completion of the re-assay of historical samples mentioned in previous reports. The previous April 2007 resource estimate contained 8,800 re-assays with the samples preferentially recovered from the most densely drilled central portion of the deposit. Gold Fields extended the re-assay program across the length of the deposit and a total of 28,640 pairs of re-assay data were used in the September 2007 estimate. The new estimates have been reviewed by independent consultant Snowden Mining Industry Consultants. Mr. IM Glacken, FAusIMM (CP), CEng, and Group General Manager – Resources at Snowden MIC is the Qualified Person who has reviewed this mineral resources estimate.

Orezone has contracted independent consultants and engineers to review the Definitive Feasibility Study and the resources and reserves in order to be in a position to make a decision to mine before the end of the year.

Table 1 Comparison of Total Resources
Reported	Category	0.5g/t Cut Off			1.0 g/t Cut Off
		Tonnes (Mt)	Grade (g/t)	TotalAu (M oz)	Tonnes (Mt)	Grade (g/t)	Total (M oz)

April 07	Indicated	68.7	1.56	3.4	36.5	2.31	2.7
	Inferred	23.5	1.50	1.1	11.9	2.27	0.9

Sept 07	Indicated	78.4	1.58	4.0	42.2	2.33	3.2
	Inferred	27.4	1.44	1.3	13.7	2.17	1.0

Table 2 Comparison of EMZ Resources Constrained within a $650/oz Mine Shell
Reported	Category	0.5g/t Cut Off			1.0 g/t Cut Off
		Tonnes (Mt)	Grade (g/t)	TotalAu (M oz)	Tonnes (Mt)	Grade (g/t)	Total (M oz)

April 07	Indicated	63.2	1.60	3.2	34.6	2.34	2.6
	Inferred	14.7	1.69	0.8	8.4	2.41	0.7

Sept 07	Indicated	73.4	1.62	3.8	40.5	2.35	3.1
	Inferred	16.1	1.66	0.9	9.50	2.31	0.7

Estimation parameters:

1.

Mineral Resource estimates have been developed as Uniform Conditioned estimates using 50m x 25m x 6m panels estimated by ordinary kriging. Application of a Discrete Gaussian change-of-support model has been made to derive estimates of 5m x 2.5m x 3m selective mining units. Resource are reported in terms of these SMU estimates;

2.	Mineral Resources include an Information Effect correction to account for future grade control procedures assuming a 5m x 5m grade control sample spacing;
3.	Some historical assay data have been remediated in reference to paired assay results derived using a LeachWELL rapid cyanide leach process.
4.	Cyanide leach assay data have been used within the estimation. These results have been adjusted to reflect in situ gold grades in preference to cyanide-leachable gold values.

“The increase in resources is another positive step towards a production decision”, stated Pascal Marquis, President for Orezone. “Since these resource estimations do not include any of the surrounding zones of mineralization at Falagountou, Gossey and Sokadie, there is even further long-term upside”, continued Mr. Marquis.

Orezone is an explorer and emerging gold producer that holds a 40% interest in Essakane, the largest gold deposit in Burkina Faso, West Africa. The company has a pipeline of advanced and grassroots projects, all located in politically stable areas of West Africa which is one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little Chief Executive Officer rlittle@orezone.com	Pascal Marquis President pmarquis@orezone.com
Telephone: (613) 241-3699	Toll Free: (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.